Exhibit 3

AMENDMENT TO BYLAWS

WHEREAS, the Board of Directors (the “Board”) of RCM Technologies, Inc., a Nevada corporation (the “Company”), has deemed it advisable and in the best interests of the Company and its stockholders, pursuant to the Board’s authority set forth in Section 7.07 of the Amended and Restated Bylaws of the Company (the “Bylaws”), to adopt amendments to the Bylaws to clarify the obligations of the Company pursuant to the above-referenced provisions in the Articles.

NOW THEREFORE, BE IT RESOLVED, that Section 4.02(d) of the Bylaws be amended and restated in its entirety as follows:

“(d)    Election of Directors.  Each candidate for director shall be elected director by the affirmative vote of the majority of the votes cast with respect to such candidate at any meeting for the election of directors at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of shareholders for which (i) the Secretary of the Company receives a notice that a shareholder has nominated a person for election to the board of directors in compliance with Article IV, Section 4.02(c) of these Bylaws, (ii) such nomination has not been withdrawn by such shareholder on or before the tenth day before the Company first mails its notice of meeting for such meeting to the shareholders, and (iii) the number of director nominees exceeds the number of directors to be elected at the meeting (any such election, a “Contested Election”).  For purposes of this Section 4.02(d), election by “the affirmative vote of the majority of the votes cast” means the votes cast “for” a candidate’s election must exceed the votes cast “against” that candidate’s election.  If directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to vote against a candidate.”

; and be it further

RESOLVED, that Sections 4.03(a) and 4.03(b) of the Bylaws be amended and restated in its entirety as follows:

“(a)    Number.  The board of directors shall consist of such number of directors, not less than three nor more than nine, as may be determined from time to time by resolution of the board of directors.

(b)           Term of Office.  Beginning with the annual meeting of shareholders that is held in calendar year 2013 (the “2013 Annual Meeting”), and at each annual meeting of shareholders thereafter, directors shall be elected annually for terms expiring at the next annual meeting of shareholders and until such directors’ successors have been elected and qualified; provided, however, that any director in office immediately prior to the 2013 Annual Meeting who was elected to a term that expires at the annual meeting of shareholders to be held in calendar year 2014 or calendar year 2015 shall continue to hold such office until the end of the terms for which such director was elected and until such director’s successors shall have been elected and qualified.  A decrease in the number of directors shall not have the effect of shortening the term of any incumbent director.”